EXHIBIT 3.2

       AMENDMENT TO ARTICLE II, SECTION 11 OF THE MAXI GROUP, INC. BYLAWS

     On March 8, 2005, the Board of Directors (the "Board"), deemed it advisable to amend the Bylaws of Maxi Group, Inc. (the "Company"), so as to provide for the written consent of a majority of the shareholders in lieu of a shareholders meeting, and to that end to change Section 11 of Article II of the said Bylaws, pursuant to Section 78.120 of the General Corporation Law of the State of Nevada, to read as follows:

"Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in-writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof."